                                                          Centor, Inc.

                                                          1801 Lee Rd, Ste 265

                                                          Winter Park, FL 32789

April 5, 2013

Form 8-K Filed March 14, 2013

We are writing in response to the comments received March 19, 2013 and have provided the following responses.

1. Please amend your filing to include the following:

State whether your former accountant’s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope, or accounting principles and also describe the nature of each such adverse opinion, disclaimer of opinion, modification,

or qualification. Refer to Item 304(a)(1)(ii) of Regulation S-K.

we have noted this comment and have revised this disclosure. Refer to  Item 4.01(a)(iii)

State whether there were any disagreements with your former accountant during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(iv) of Regulation S-K.

We have noted this comment and have revised this disclosure. Refer to  Item 4.01(a)(v)

 State whether there were any reportable events during the two most recent fiscal years and any subsequent interim period preceding the date of dismissal of your former accountant. Refer to Item 304(a)(1)(v) of Regulation S-K.

We have noted this comment and have revised this disclosure. Refer to  Item 4.01(a)(v)

 2. Please include in your amendment, a letter from your former accountant stating whether they agree with the statements made in your amended Form 8-K. Refer to Item 304(a)(3)

of Regulation S-K.

 We have noted this comment. See Exhibit 16.1

3. We note you engaged “Dejoya, Griffiths” as your new independent registered public accounting firm. Please address the following:

 Revise your disclosure to include the full name of your new accountant that is currently registered with PCAOB and

We have revised the disclosure to reflect the full name of the Company's new Independent Registered Public Accounting Firm. Refer to  Item 4.01(b)

State whether you have consulted your newly engaged accountant during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K.

We have noted this comment. Refer to  Item 4.01(b)

 4. We note your disclosure states that you engaged your “new independent registered public accounting firm to audit the Company’s financial statements for the fiscal year ending

March 31, 2013 and July 31, 2012.” Please tell us whether you have changed your fiscal year end to July 31 and provide the disclosures required by Item 5.03(b) of Form 8-K.

We have noted this comment and we have not changed the company's fiscal year end.

This was a typographical error.

Yours truly,

/s/ Bradley Wilson

President